SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Paratek Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699374302

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 of 10

CUSIP No. 699374302	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 779,365**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 779,365**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,365**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 699374302	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 779,365**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 779,365**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,365**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 699374302	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,178,028**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,178,028**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,178,028**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 699374302	13G	Page 5 of 10

1	NAME OF REPORTING PERSONS The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,221,535
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,211,535
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,535**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), The Dugaboy Investment Trust, a Delaware Trust (the “Trust”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019 (the “Original 13G”) by the Reporting Persons (except for the Trust which is reporting for the first time).

Effective January 2020, Mr. Dondero is no longer a member of the board of Strand as a result of a change of control of Highland Capital. Nevertheless, given Mr. Dondero’s historic role with Highland Capital and his continued ownership interest and role as portfolio manager to the Funds (defined below), we have included Mr. Dondero and certain entities controlled by Mr. Dondero in this filing. Highland Capital serves as the investment advisor to a certain private fund (the “HCM Fund”). This Amendment relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Paratek Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), held by (i) the HCM Fund, (ii) certain other funds and managed accounts ultimately advised by James D. Dondero (together with the HCM Fund, the “Funds”) and (iii) the Trust, the shares held by which James D. Dondero has the right to acquire beneficial ownership of.

Item 1(a)	Name of Issuer.

Paratek Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

75 Park Plaza

Boston, Massachusetts 02116

Item 2(a)	Name of Person Filing.

(1)	Highland Capital Management, L.P.

(2)	Strand Advisors, Inc.

(3)	James D. Dondero

(4)	The Dugaboy Investment Trust

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1)	Highland Capital Management, L.P. is a Delaware limited partnership

(2)	Strand Advisors, Inc. is a Delaware corporation

(3)	James D. Dondero is a United States citizen

(4)	The Dugaboy Investment Trust is a Delaware trust

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number.

699374302

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)

As the investment manager of the HCM Fund, Highland Capital and Strand, as the general partner of Highland Capital, may be deemed the beneficial owners of the 779,365 shares of Common Stock held by the HCM Fund.

The Trust may be deemed the beneficial owner of 2,211,535 shares of Common Stock that it holds directly.

Mr. Dondero may be deemed the beneficial owner of the 3,178,028 shares of Common Stock held by the Funds and the Trust.

(b)

Highland Capital and Strand may be deemed the beneficial owner of 2.3% of the outstanding Common Stock. This percentage was determined by dividing 779,365, the number of shares of Common Stock held directly by the HCM Fund, by 33,287,946, which is the number of shares of Common Stock outstanding as of October 31, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 11, 2019.

The Trust may be deemed the beneficial owner of 6.6% of the outstanding Common Stock. This percentage was determined by dividing 2,211,535, the number of shares of Common Stock held directly by the Trust, by 33,287,946, which is the number of shares of Common Stock outstanding as of October 31, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 11, 2019.

Mr. Dondero may be deemed the beneficial owner of 9.6% of the outstanding Common Stock. This percentage was determined by dividing 3,178,028, the number of shares of Common Stock held directly by the Funds and the Trust, by 33,287,946, which is the number of shares of Common Stock outstanding as of October 31, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 11, 2019.

(c)	Highland Capital and Strand have the shared power to vote and dispose of the 779,365 shares of Common Stock held by the HCM Fund.

The Trust has the sole power to vote and dispose of 2,211,535 shares of Common Stock that it holds directly.

Mr. Dondero has the shared power to vote and dispose of the 3,178,028 shares of Common Stock held by the Funds and the Trust.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Highland Capital and Strand have ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 14, 2020, by and among Highland Capital, Strand, the Trust and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Secretary

STRAND ADVISORS, INC.

By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Secretary

THE DUGABOY INVESTMENT TRUST

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Trustee

/s/ James D. Dondero
James D. Dondero